EXHIBIT 99.1

ELDORADO GOLD CORPORATION

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.  Name and Address of Company

Eldorado Gold Corporation (“Eldorado” or the “Company”)

Suite 1188 – Bentall 5

550 Burrard Street

Vancouver, British Columbia V6C 2B5

Item 2. Date of Material Change

December 15, 2022

Item 3. News Release

A news release was disseminated and filed on SEDAR on December 15, 2022.

Item 4. Summary of Material Change

On December 15, 2022 Eldorado announced that its wholly-owned subsidiary, Hellas Gold Single Member S.A. (“Hellas”) has entered into a €680 million project financing facility (the “Term Facility”) for the development of the Skouries Project in Northern Greece (“Skouries” or the “Project”) with National Bank of Greece S.A. (“National Bank of Greece”) and Piraeus Bank S.A. (“Piraeus Bank”) as lead arrangers.

The Company also announced that its Board of Directors (the “Board”) has approved, conditional upon the initial drawdown of the Term Facility, the investment decision and full re-start of construction at Skouries.

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Item 5. Full Description of Material Change

On December 15, 2022 Eldorado announced that its wholly-owned subsidiary, Hellas has entered into a €680 million project financing Term Facility for the development of the Skouries Project in Northern Greece with National Bank of Greece and Piraeus Bank as lead arrangers. Consistent with the Company’s previous disclosure, the Term Facility will provide 80% of the expected future funding required to complete the Project, which is approximately half-built. The Term Facility is non-recourse to Eldorado and the collateral securing the Term Facility covers the Skouries Project and the Hellas operating assets. The remaining 20% of Project funding is expected to be fully covered by Eldorado’s existing cash and future cash flow from operations. Until such further equity is fully invested, Eldorado’s investment undertaking for the Project will be fully backstopped by a letter of credit from the Company’s Revolving Credit Facility. Drawdown on the Term Facility is subject to customary closing conditions. The Company expects such conditions to be satisfied and the initial drawdown to occur in the first quarter of 2023.

The Company also announced that the Board has approved, conditional upon the initial drawdown of the Term Facility, the investment decision and full re-start of construction at Skouries.

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Highlights of the Term Facility:

•	Borrower: Hellas Gold Single Member S.A., a 100%-owned subsidiary of Eldorado.

•	Mandated Lead Arrangers: National Bank of Greece and Piraeus Bank (the “Lenders”)

•	Term Facility Amount: €680 million, consisting of:

o	€480 million commercial loan;

o	€100 million of initial funding from the Greek Recovery and Resilience Facility (“RRF”); and

o	€100 million commercial bridge loan that is expected to be replaced by an additional RRF loan in 2023.

•	Interest Rate:

o

Commercial loans: Variable interest rate of 5.4% (comprised of six-months EURIBOR plus a fixed margin) until Project completion, and then 5.2% (comprised of six-months EURIBOR plus a fixed margin) following Project completion, with 70% of the variable rate exposure to be hedged via an interest rate swap for the term of the facility.

o	Initial RRF loan: Fixed interest rate of 3.04% for the term of the facility.

o	Additional RRF loan: Fixed interest rate to be set at issuance on replacement of bridge facility.

•	Term: 3 years availability, 7 years repayment.

•

Cost Overrun Facility: Although not expected to be necessary, the project financing includes, in addition to the Term Facility, a Contingent Overrun Facility for an additional 10% of capital costs, funded by the Lenders and Hellas in the same proportion as the Term Facility.

•

Hedging: Hellas will hedge limited volumes of gold and copper production to manage downside commodity price exposure and support minimum debt service coverage ratios. It is expected that hedging will be limited to not more than 50% of the first year of commercial production and this will be reviewed at least annually. In addition, Hellas will hedge a portion of its foreign exchange exposure (Euro/US dollar). Terms of the hedging program will be confirmed at initial drawdown.

•	Repayment: Semi-annual instalments over seven years, commencing on June 30, 2026, with a weighted average life to maturity of approximately eight years.

A copy of the Project Debt Programme Agreement in respect of the Term Facility will be filed on SEDAR at www.sedar.com under the Company’s name.

Focused on Execution

Eldorado remains confident in the capital cost estimate of $845 million(1) to bring the Skouries project into commercial production, which is derived from the “Technical Report, Skouries Project, Greece” prepared for Eldorado with an effective date of January 22, 2022 (the “Feasibility Study” or “FS”), and believes it is well-positioned to execute. The Project is approximately half built, with most major processing equipment already purchased and installed or in storage.

(1)	All financial figures are in U.S. dollars unless otherwise stated.

In 2022, Project activity was focused on steel erection and enclosure of the processing facilities, which is now largely complete, as well as execution readiness and critical path activities. In 2023, Project activities will focus on finalizing detailed engineering, which is 42% complete and forecasted to be 70-75% complete for full construction mobilization in the second half of 2023, release of remaining procurement packages, and community engagement. Additionally, Eldorado has built a highly capable owners’ team that is based at Skouries, and the Engineering, Procurement and Construction Management contractor has been progressively mobilizing.

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The Company has confidence in the level of expertise and availability of the construction workforce in the Halkidiki region and Greece. Since the Project was placed on care & maintenance in November 2017, the Company has continued to engage with local communities and key stakeholders and is committed to continuing this open dialogue for the life of the mine.

Project Capital Cost and Schedule

Eldorado remains confident in the project schedule and capital cost estimate, based on several factors:

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The filter press, a long-lead item for tailings dewatering, was ordered in the second quarter of 2022, with cost and delivery schedules in line with the FS assumptions; and the labour productivity for the steel erection and enclosure of the processing facility has been consistent with the FS assumptions.

•	Labour accounts for approximately half of the capital cost estimate. A readily available Greek workforce and stable labour rates remain consistent with the FS capital cost assumptions.

•

In 2022, construction activities at the nearby Olympias dry-stack tailings management facility, which is of a similar design in similar topography, support the FS assumptions made for the Skouries dry-stack tailings facility construction.

•	Overall, commodity price assumptions, including copper, steel, and cement, remain in line with the FS.

•	Approximately 80% of the capital cost estimate is in Euros, which has weakened since the FS assumptions.

•	The Project will benefit from early-works activities completed throughout 2022, and is on track to deliver in line with the three-year construction and commissioning schedule.

Project Economics(1)

The Skouries Project has robust economics, with a 19% after-tax Internal Rate of Return (“IRR”) and $1.3 billion after-tax Net Present Value (“NPV5%”) (5%), based on long-term prices of $1,500 per ounce (“oz”) gold and $3.85 per pound copper. The Project is expected to produce 2.9 million ounces of gold over the 20-year life of mine, with average annual production of 140,000 oz of gold and 67 million pounds of copper (approximately 312,000 oz gold equivalent), with exploration potentially extending mine life. The Project is expected to generate, on average, $215 million of free cash flow(2) per year for the first five years. Overall, the Skouries Project has the potential to increase Eldorado’s production profile and lower Eldorado’s cash cost per ounce.

(1)	Project economics are based on the “Technical Report, Skouries Project, Greece” prepared for Eldorado with an effective date of January 22, 2022.

(2)	These financial measures or ratios are non-IFRS financial measures or ratios. See the section “Non-IFRS Measures” below.

Project Sensitivities (1)

	Base Case Assumptions (2)	Spot Price (as of December 13, 2022)
Gold Price ($/oz)	1,500	1,800
Copper Price ($/lb)	3.85	3.80
After-Tax IRR	19.0%	21.9%
Payback (years)	3.7	3.5
NPV5%	$1.3 billion	$1.6 billion
Cash Operating Costs ($/oz) (3)	(365)	(341)
All-in Sustaining Costs ($/oz) (3)	(6)	65

(1)	Economics are shown on an unlevered basis and do not include the impact of the Term Facility.

(2)	Base case development assumptions are based on the “Technical Report, Skouries Project, Greece” prepared for Eldorado with an effective date of January 22, 2022.

(3)	These financial measures or ratios are non-IFRS financial measures or ratios. See the section “Non-IFRS Measures” below.

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 Social Benefit

The development of the Project, part of the Kassandra Mines Complex in the Halkidiki region will provide long-term value for both the national and local economies.

Where possible, Hellas prioritizes hiring local employees and working with local suppliers. During peak construction, the Project is expected to employ an additional 800 people and, once in production, Skouries will create over 25 years of steady and well-paid employment with 1,400 long-term jobs expected to be filled by members of the local community.

Over the life of the Kassandra Mines, it is estimated that 5,000 direct and indirect jobs will be created and more than $2 billion in revenue will be contributed to the Greek State from income taxes, social contributions and royalties over the life of mine. Eldorado expects to provide employees with enhanced skills through the development of an innovative Technical Training Center. In addition, $80 million will be committed to Corporate Social Responsibility programs, including community, cultural, social, and environmental investments.

About Skouries

Skouries is located within the Halkidiki Peninsula of Northern Greece. It is a gold-copper porphyry deposit to be mined using a combination of conventional open pit and underground mining techniques. Based on the Feasibility Study, Skouries is expected to produce, on average, 140,000 ounces of gold and 67 million pounds of copper annually over its initial 20-year mine life. For more information about the Project, and details of the Feasibility Study, please refer to the news release dated December 15, 2021 or the Technical Report dated January 22, 2022, both of which are available on the Eldorado Gold website or under the Company’s name on SEDAR at www.sedar.com.

Qualified Person

Except as otherwise noted, Simon Hille, FAusIMM, Senior Vice President, Technical Services, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this report and verifying the technical data disclosed in this document relating to our operating mines and development projects.

Non-IFRS Measures

Certain non-IFRS measures, including cash costs and all-in sustaining cost ("AISC") are included in this report. The Company believes that these measures, in addition to conventional measures prepared in accordance with International Financial Reporting Standards (“IFRS”), provide investors an improved ability to evaluate the underlying performance of the Company. Please see the September 30, 2022 MD&A for explanations and discussion of these non-IFRS measures. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

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Cash Costs

Cash operating costs and cash operating costs per ounce sold are non-IFRS financial measures and ratios. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. We follow the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash operating costs of production by gold mining companies. Cash operating costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion, share based payment expenses and reclamation costs. Revenue from sales of by-products including silver, lead and zinc reduce cash operating costs. Cash operating costs per ounce sold is based on ounces sold and is calculated by dividing cash operating costs by volume of gold ounces sold. We disclose cash operating costs and cash operating costs per ounce sold as we believe the measures provide valuable assistance to investors and analysts in evaluating the Company's operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is production costs. Cash operating costs and cash operating costs per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

AISC

AISC and AISC per ounce sold are non-IFRS financial measures and ratios. These financial measures and ratios are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, our definition conforms to the definition of AISC set out by the World Gold Council and the updated guidance note dated November 14, 2018. We define AISC as the sum of total cash costs (as defined and calculated above), sustaining capital expenditure relating to current operations (including capitalized stripping and underground mine development), sustaining leases (cash basis), sustaining exploration and evaluation cost related to current operations (including sustaining capitalized evaluation costs), reclamation cost accretion and amortization related to current gold operations and corporate and allocated general and administrative expenses. Corporate and allocated general and administrative expenses include general and administrative expenses, share-based payments and defined benefit pension plan expense. Corporate and allocated general and administrative expenses do not include non-cash depreciation. As this measure seeks to reflect the full cost of gold production from current operations, growth capital and reclamation cost accretion not related to operating gold mines are excluded. Certain other cash expenditures, including tax payments, financing charges (including capitalized interest), except for financing charges related to leasing arrangements, and costs related to business combinations, asset acquisitions and asset disposals are also excluded. AISC per ounce sold is based on ounces sold and is calculated by dividing AISC by volume of gold ounces sold.

Free Cash Flow

Free cash flow is a non-IFRS financial measure. Free cash flow is a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Defined as net cash generated from (used in) operating activities of continuing operations, less net cash used in investing activities of continuing operations before increases or decreases in cash from the following items that are not considered representative of our ability to generate cash: term deposits, restricted cash, cash used for acquisitions or disposals of mineral properties, marketable securities and non-recurring asset sales.

Cautionary Note about Forward-Looking Statements and Information

Certain of the statements made and information provided in this report are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “believes”, “budgets”, “commitment”, “confident”, “estimates”, “expects”, “forecasts”, “intends”, “plans”, “potential”, “prospective”, or “schedule” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, “likely”, “may”, “might”, “will” or “would” be taken, occur or be achieved.

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Forward-looking statements or information contained in this report include, but are not limited to, statements or information with respect to: the total funding requirements for the Skouries Project; the Company’s ability to participate in the RRF and the extent and timing of proceeds received therefrom; the drawdown of the proceeds of the Term Facility, including the timing thereof; the impact of the Term Facility and funding of Skouries on the Company’s operations, infrastructure, opportunities, financial condition, access to capital and overall strategy; the Company’s ability to fund the remaining 20% funding commitment; the Company’s ability to successfully advance Skouries and achieve the results provided for in the Feasibility Study; the results of the Feasibility Study, including the forecasts for the economics, life of mine, required capital, costs, and cash flow at Skouries; expectations regarding advancement and development of Skouries, including the ability to meet expectations and the timing thereof; expectations regarding full mobilization; expectations regarding finalization of detailed engineering; expectations on mining operations and water management; the social and economic impacts and benefits of the Skouries Project on the Company’s stakeholders, including in respect of local employment and procurement and in local communities; the development of a technical training center; the timing of production; the use and benefits of dry stack tailings; undertested exploration targets surrounding Skouries and prospective satellite ore bodies; the Company’s conference call to be held on December 15, 2022; non-IFRS financial measures and ratios; risk factors affecting our business; our expectation as to our future financial and operating performance, including future cash flow, estimated cash costs, expected metallurgical recoveries and gold price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities, related timelines and schedules. Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about: the total funding required to complete the Skouries Project; our ability to satisfy the conditions precedent to advances under the Term Facility (including eligibility for, and the allocation of funding from, the RRF); our ability to meet our timing objectives for first drawdown of funds; our ability to execute our plans relating to Skouries as set out in the Feasibility Study, including the timing thereof; our ability to obtain all required approvals and permits; the assumptions provided for in the Feasibility Study will be accurate, including cost estimates; no changes in input costs, exchange rates, development and gold; the geopolitical, economic, permitting and legal climate that we operate in, including at Skouries; how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing, cost and results of our construction and exploration; the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; and the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this report.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: increases in financing costs or adverse changes to the Term Facility; ability to satisfy the conditions precedent to advances under the Term Facility (including eligibility for, and the allocation of funding from, the RRF); failure or delays to receive necessary approvals or otherwise satisfy the conditions to the drawdown of the Term Facility; the proceeds of the Term Facility not being available to the Company or Hellas Gold S.A.; ability to execute on plans relating to Skouries, including the timing thereof, ability to achieve the social impacts and benefits contemplated; inability to meet production guidance; risks relating to the ongoing COVID-19 pandemic and any future pandemic, epidemic, endemic or similar public health threats; risks relating to our operations being located in foreign jurisdictions; community relations and social license; climate change; liquidity and financing risks; development risks; indebtedness, including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and change in credit ratings; environmental matters; waste disposal; the global economic environment; government regulation; reliance on a limited number of smelters and off-takers; commodity price risk; mineral tenure; permits; risks relating to environmental sustainability and governance practices and performance; non-governmental organizations; corruption, bribery and sanctions; litigation and contracts; information technology systems; estimation of mineral reserves and mineral resources; production and processing estimates; credit risk; actions of activist shareholders; price volatility, volume fluctuations and dilution risk in respect of our shares; reliance on infrastructure, commodities and consumables; currency risk; inflation risk; interest rate risk; tax matters; dividends; financial reporting, including relating to the carrying value of our assets and changes in reporting standards; labour, including relating to employee/union relations, employee misconduct, key personnel, skilled workforce, expatriates and contractors; reclamation and long-term obligations; regulated substances; necessary equipment; co-ownership of our properties; acquisitions, including integration risks, and dispositions; the unavailability of insurance; conflicts of interest; compliance with privacy legislation; reputational issues; competition, as well as those risk factors discussed in the sections titled “Forward-looking information and risks” and “Risk factors in our business” in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this report, for a fuller understanding of the risks and uncertainties that affect our business and operations.

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The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

Item 6. Reliance on 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Name of Executive Officer:	George Burns, President & Chief Executive Officer
Telephone number:	604-687-4018

Item 9. Date of Report

December 22, 2022

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